

22003707

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-66968

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _N.E. Private Client Advisors, Ltd._

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

790 North Main Street
(No. and Street)

Providence   _RI_   _02904_
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sergio Decurtis   _401-274-5001_
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Larry D. Liberfarb, PC
(Name – if individual, state last, first, and middle name)

11 Vanderbilt Ave   _Norwood_   _MA_   _02062_
(Address)   (City)   (State)   (Zip Code)

_1/10/06_   _2560_
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Sergio DeCurtis_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _N.E. Private Client Advisors, Ltd_ , as of _December 31_ , _2021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURA L GRIFFIN
Notary Public - New Hampshire
My Commission Expires Jan 23, 2024

Notary Public

Signature:

Title: _President_

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2021

Table of Contents

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of N.E. Private Client Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client Advisors, Ltd. as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I), and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as N.E. Private Client Advisors, Ltd.'s auditor since 2016.

Norwood, Massachusetts

February 23, 2022

N.E. Private Client Advisors, Ltd.
Statement of Financial Condition
December 31, 2021

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$502,417	$0	$502,417
12b(1) fees receivable	$0	$131,969	$131,969
Commissions receivable	$139	$0	$139
Other assets	$0	$1,666	$1,666
TOTAL CURRENT ASSETS	$502,556	$133,635	$636,191
TOTAL ASSETS	$502,556	$133,635	$636,191

LIABILITIES AND STOCKHOLDER 'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$32,503	$0	$32,503
TOTAL CURRENT LIABILITIES	$32,503	$0	$32,503

LONG TERM LIABIITIES

	ALLOWABLE	NON-ALLOWABLE	TOTAL
STOCKHOLDER'S EQUITY:			
Common stock, $.01 par value, 8,000 shares authorized, 100 shares issued and outstanding	$1	$0	$1
Additional paid in capital	$99,999	$0	$99,999
Retained earnings	$370,053	$133,635	$503.688
TOTAL STOCKHOLDER'S EQUITY	$470,053	$133,635	$603.688
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$502,556	$133,635	$636,191

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2021

REVENUES:

Mutual fund commissions	$20,707
12b-1 fees	$682,582
Other Income	$82,988
TOTAL REVENUE	$786,277

EXPENSES:

Compliance expense	$3,700
Insurances	4,094
Office expenses	7,437
Officer compensation	70,000
Payroll	357,675
Payroll taxes	35,807
Pension expense	43,787
Professional fees	9,699
Regulatory fees	7,665
Rent	30,000
Taxes	16,291
Telephone	3,000
TOTAL EXPENSES	$589,155
NET INCOME	$197,122

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2021	$1	$99,999	$306,566	$406,566
Net Income			197,122	197,122
Stockholder's Distributions				
Balances at December 31, 2021	$1	$99,999	$503,688	$603,688

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$197,122
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in cash from changes in assets and liabilities:	
12b(1) fees receivable	(7,493)
Commissions receivable	6,806
Other assets	460
Accrued expenses	6,440
TOTAL ADJUSTMENTS	$6,213
NET CASH PROVIDED BY OPERATING ACTIVITIES	$203,335

CASH FLOWS FROM FINANCING ACTIVITIES:

FORGIVEABLE LOAN	(82,988)
NET INCREASE IN CASH AND CASH EQUIVALENTS	120,347
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	382,070
CASH AND CASH EQUIVALENTS AT END OF YEAR	$502,417

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$0
Income taxes	$16,290

The accompanying notes are an integral part of these financial statements.

1. Business Activity

   Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker-dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

   This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

   Handling Customers' Funds

   Customers' checks are made payable directly to the mutual funds purchased by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

   Distribution Fees

   The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is. A contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remain in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

   Cash and Cash Equivalents

   The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was .05% at December 31, 2021.

. Accounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2021. Management provides for an allowance for doubtful accounts based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful accounts at December 31, 2021.

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal corporate income taxes .Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker-dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2021, the Company had net capital of $470,053 which was $465,053 in excess of its required net capital of $5,000. At December 31, 2021, the Company's percentage of aggregate indebtedness to net capital was 6.91%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

2. Forgiveable Loans Received Under The Small Business Administration Paycheck Protection Program

In 2020, the Company received a $82,988 Paycheck Protection Program (PPP) Loan. The Company received 100% forgiveness in 2021, it has recognized $82,988 as non- taxable other income for the year ended December 31 ,2021.

3. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2021, the Company incurred shared expenses of $30,000 in rent, $3,000 in telephone expense, and $11,130 in other expenses. During 2021, the Company paid the affiliate $ 37,800 for these shared expenses. At December 31, 2021 the company owed the affiliate $ 0.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

4. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company's Safe Harbor contribution is 3% of gross wages for all eligible participants. Under this plan, employees may also elect wage deferrals.

Effective January 1, 2011, the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401 (k) Profit Sharing Plan. As of December 31, 2021, the Company had contributed the following: safe harbor contribution $8,275 profit sharing contribution $15,608 and cash balance plan contribution $14,137. The total amount needed to fully fund the cash balance plan is $200,000 shared by an affiliate of the Broker Dealer.

Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

As of December 31, 2021, employee membership in the Plan is as follows:

Participants:

Active	6
Terminated vested	4
Retired	0
Total	10

Under provisions of the Cash Plan, benefits vest 100% after 3 years of service.. An employee may retire at age 62 with five years of service for full benefits. Cash balance plan information is as follows:

Funded Status

Projected benefit obligation at December 31, 2021	$	1,549,821
Fair value of plan assets at December 31, 2021	$	2,003,647
Funded Status of the Plan		122.21%

Amounts recognized on the Statement of Financial Position

Prepaid (accrued) benefit cost $ 0

Amount recognized on the Statement of Income
Net benefit cost for the period $ 200,000

Weighted Average Assumptions

Discount rate   5.37%

Expected long term rate of return on plan assets   5.00%

Rate of compensation increase   0%

The discount rate was selected using a hypothetical portfolio of equity and fixed income securities that would provide the necessary cash flows to match projected benefit payments. The expected rate of return on assets was determined using the historical asset returns for publicly traded equity and fixed income securities.

5. Pension Plan (continued)

Additional pension data

Net periodic pension cost	$	200,000
Employer contributions	$	200,000
Benefits paid	$	-0-
Benefits expected to be paid in each of the next five years and in the aggregate for the five fiscal years that follow		-0-
Contributions expected to be paid to the Plan during the fiscal year Beginning after December 31, 2021		-0-

Plan Assets

The Plan's policy in regard to allocation of invested assets is to achieve an appropriate mix of investments for long term growth that reduces risk through prudent diversification of the portfolio across a broad selection of distinct asset classes. The following was Plan's asset allocation policy as of December 31, 2021.

Asset Class	Target Allocation
Domestic Equity	48%
International Equity	11%
Fixed Income	31%
Money Market	4%
Other	6%
Total Allocation	100%

Plan assets are reported at fair values based on the following three tiered value hierarchy which prioritizes the inputs used in measuring fair values as follows: Level 1 -observable inputs such as quoted prices in active markets; Level 2 - other than quoted prices that are observable directly or indirectly and Level 3 – unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

5. Pension Plan (continued)

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Money Market funds	75,000	$ 0	$ 0	75,000
Domestic equity funds	823.014	0	0	823.014
International equity funds	231,387	0	0	231,387
Fixed income funds	747,646	0	0	747,646
Other funds	126,600	0	0	126.600
Totals	$ 2,003,647	$ 0	$ 0	$2,003,647

6. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2018, 2019 and 2020 tax returns remain subject to examination by major tax jurisdictions.

7. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2021. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

8. As of December 31, 2021, there were no material contingencies or guarantees that require disclosure.

9. Subsequent Events

The Company has evaluated subsequent events through February 23, 2022, which is the date the financial statements were available to be issued.

Supplementary Information

N.E. Private Client Advisors, Ltd.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$	603,688
2. Deduct ownership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital	$	603,688
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other deductions or allowable credits		
5. Total capital and allowable subordinated liabilities	$	603,688
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition:	$(133.635)	
B. Forgiveable Loan		
C. Commodities futures contracts and spot commodities		
D. Other deductions and or charges		$ (133,635)
7. Other additions and or allowable credits		
8. Net Capital before haircuts on securities positions		$470,053
9. Haircuts on Securities:		
A Contract securities commitments		
B. Subordiated securities borrowings		
C. Trading and investment securities		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other Securities		
10. Net Capital		$470,053

See Report of Independent Registered Public Accounting Firm

N.E. Private Client Advisors, Ltd.
SCHEDULE 1 (cont.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHJ\NGE COMMISSION

December 31, 2021
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

10. Minimum net capital required:
    (6 2/3% of aggregate indebtedness) $2,234

11. Minimum dollar net capital requirement $5,000

12. Net capital requirements (greater of line 11 or 12) $5,000

13. Excess net capital (line 10 minus line 13) $465,053

14. Net capital less greater of 10% of line 19 or 120% of line 12 $440,761

COMPUTATION OF AGGREGATE INDEBTEDNESS

15. Total A.1 liabilities from Statement of Financial Condition $32,503
16. Add:
    A. Drafts for immediate credit
    B. Market value of securities borrowed for which no equivalent
       value is paid or credited
    C. Other unrecorded amounts
19. Total aggregate indebtedness   32,503
20. Percentage of aggregate indebtedness to capita! (line 19 divided by line 10)   6.91%

RECONCILATION WITH COMPANY'S COMPUTATION (included in $ 470,053
Part II A of Form X-7a5(a) as of December 31, 2021)

Net capital, as reported in Company's Part II A (unaudited)   FOCUS Report
Items not included in computation:
Audit Adjustments
Increase in non-allowable assets
on Focus Report

Net Capital $ 470,053

There were no material differences between the above computation of net capital, and the corresponding
computation submitted by the Company with the unaudited X-17A-5 as of December 31, 2021

See Report of Independent Registered Public Accounting Firm

N.E. PRIVATE CLIENT ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

N.E. Private Client Advisors, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
N.E. Private Client Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N.E. Private Client Advisors, Ltd. identified the following provisions of 17 C.F.R. 15c3-3(k) under which N.E. Private Client Advisors, Ltd. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) N.E. Private Client Advisors, Ltd.stated that N.E. Private Client Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. N.E. Private Client Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
February 23, 2022

N.E. Private Client Advisors, Ltd.
Exemption Report
December 31, 2021

N.E. Private Client Advisors, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. S240.15c3-3 under the following provision of 17 CFR S240. 15c3-3(k)(2)(ii) and 15c3-3(K)(2)(i)

(2) T h e Company met the identified exemption provisions in 1 7 C F R . S 2 4 0 . 1 5 c 3 - 3 (k) throughout the most recent fiscal year without exception.

I Sergio A. DeCurtis , swear (or affirm) that, to my best knowledge and belief. This Exemption Report is true and correct.

N.E. Private Client Advisors, LTD

By:
President

February 20, 2022